SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of letter dated May 23, 2017 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, May 23, 2017

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sir,

RE.: Ordinary and Extraordinary Shareholders’ Meeting held on May 23, 2017.
Adjourned to consider 2nd and 3rd items of the Agenda.

I am writing you as Attorney-in-Fact of TELECOM ARGENTINA S.A. (‘Telecom Argentina’ or the Company) to inform you that the Ordinary and Extraordinary Shareholders’ Meeting of the Company held today, resolved to adjourn until June 6, 2017, at 10.00 am, when it will meet again to consider items 2nd and 3rd of the Agenda, which are transcribed below:

‘2. Appointment of two regular Directors and two alternate Directors to complete the mandate of the resigning Directors.’

‘3. Election of one member of the Supervisory Committee and one alternate member of the Supervisory Committee to complete the mandate of the resigning members of the Supervisory Committee.’

The rest of the items of the Agenda (1st, 4th and 5th) were discussed in the Shareholders’ Meeting held on this day.

Sincerely,

Andrea Viviana Cerdán

Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	May 23, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations